GenesisAI Corporation

201 SE 2nd Ave.

Miami, Florida 33131

January 20, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, DC. 20549

Attn: Alexandra Barone

  Jan Woo

Re:	GenesisAI Corporation

Draft Offering Statement on Form 1-A

Submitted December 21, 2021

CIK No. 0001797609

Ladies and Gentlemen:

We hereby submit the responses of GenesisAI Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 4, 2022, providing the Staff’s comments with respect to the Company’s Draft Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Offering Statement on Form 1-A Submitted December 21, 2021

Cover Page

1.	It appears that the aggregate offering price of this offering exceeds $75 million. Whencalculating the aggregate offering price, please include the value of the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A and reduce the amount of securities offered herein to not exceed $75 million.

Response: The Company has revised the terms of the offering including the removal of the offer and sale of bonus share. The Offering Statement has been revised accordingly.

2.	Please adjust the resale portion of the offering to be limited to 30% of the aggregate offering price. Refer to Rule 251(a)(3)(i) of Regulation A.

Response: The Company has revised the resale portion of the offering and related disclosure in the Offering Statement accordingly.

Plan of Distribution

Offering Amount and Distribution, page 17

3.	We note your disclosure that the “first investments in the offering that aggregate up to $20 million will be qualified to receive one bonus share for every share purchased.” Please be advised that discounts based on time of investment are not permissible under Regulation A. Please revise.

Response: The Company has revised the terms of the offering including the removal of the offer and sale of bonus share. The Offering Statement has been revised accordingly.

4.	Please disclose how you will notify potential investors that the maximum number of bonus shares have already been issued and are no longer available.

Response: The Company has revised the terms of the offering including the removal of the offer and sale of bonus share. The Offering Statement has been revised accordingly.

5.	You state that you will assign the investor to one of three tiers for bonus share eligibility based on the strength of the promotional efforts of the investor, as determined within your sole discretion. Please provide examples of the promotional efforts in each of the three tiers.

Response: The Company has revised the terms of the offering including the removal of the offer and sale of bonus share. The Offering Statement has been revised accordingly.

6.	It appears that you intend to issue bonus shares to investors participating in the GenesisAI Community Program if they promote the GenesisAI platform on their social media platforms. We also note that you prohibit investors from “referring to or promoting this Offering or any other offer or sale of [y]our securities” in their social media posts. We note that the Commission historically has interpreted the term “offer” broadly. For example, the Commission explained that “the publication of information and publicity efforts, made in advance of a proposed financing which have the effect of conditioning the public mind or arousing public interest in the issuer or in its securities constitutes an offer.” See Facilitating Capital Formation and Expanding Investment Opportunities by Improving Access to Capital in Private Markets, Release No. 33-10884, (Nov. 2, 2020) [86 FR 3496 (Jan. 14, 2021)], at 3517. Your investors’ social media posts, which will occur during your offering and for which you are compensating them, could have the effects referenced above and would thus appear to constitute offers under Section 2(a)(3) of the Securities Act. Please provide your analysis, including references to relevant statutes, rules, or interpretations, explaining why you believe the posts are not offers. [see Linen, Reg. CF offering]

Response: The Company has revised the terms of the offering including the removal of the offer and sale of bonus share. The Offering Statement has been revised accordingly.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (617) 922-4131 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

GenesisAI Corporation

	By:	/s/ Archil Cheishvili
Archil Cheishvili
President and Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.